Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

On Tuesday, March 15, 2022, Orestes Fintiklis, Chief Executive Officer of ITHAX Acquisition Corp., a Cayman Islands exempted company (“ITHAX”), and Prasad Gundumogula, founder and Chief Executive Officer of Mondee Holdings II, Inc. (“Mondee”), gave an interview with Carina Bartozzi of Deutsche Bank at the Deutsche Bank 30th Annual Media Internet and Telecom Conference. Below is a transcript of the interview.

ITHAX Acquisition Corp | Deutsche Bank 30th Annual Media Internet and Telecom Conference | March 15, 2022

Carina Bartozzi (Deutsche Bank):

Good morning, everyone. My name is Carina Bartozzi, and I'm representing Deutsche Bank here. And we are here today with Mondee and ITHAX Acquisition Corp. I have with Orestes, who is the CEO of ITHAX, and he is CEO of the SPAC that is acquiring Mondee. And Prasad is the CEO of Mondee, a B2B travel company.

Carina Bartozzi:

The PIPE was announced in late December, and this transaction is looking to close in the next one to two months. So with that, I would like to leave the microphone to Prasad and to Orestes to introduce the company, and then we will go to Q&A afterwards.

Prasad Gundumogula (Mondee):

All right, thank you, Carina. Mondee is a modern marketplace disrupting a $2 trillion travel market with an Uber-like platform and a curated cloud source services. We are both a very high growth and profitable business.

Prasad Gundumogula:

We processed more than $3 billion of gross revenues in 2019 with a 40% CAGR between 2015 and 2019. With the acquisitions and inorganic growth, the CAGR is over 63%. We are a very proven [inaudible] platform. We successfully acquired 14 companies so far and achieved an exponential growth in the revenue and significant synergies. We are going to market with a very attractive evaluation, which we are going to talk about in the following slides.

Prasad Gundumogula:

So just to give you a, you know, glimpse of the overall market. So the overall market is a 2 trillion dollars in 2019. The travel industry of which half of that is self-serviced consumer travel. This market has already been disrupted back in, you know, in nineties with the introduction of the internet.

Prasad Gundumogula:

And, you know, the household names of this Expedia is booking.com all in this market. On the left hand side, the right hand side, the other 1 trillion market is working on a very old and legacy tech, very high tech, very inefficient market that works on the, you know, very, you know, inefficient tools and technologies and process. We have already disrupted that market, a sub segment of that market so far. And now with our marketplace, we are disrupting the entire $1 trillion market there. So I just want to give you a few, you know, trends that are happening in the markets. The gig travelers are setting the pace for the change in the travel industry today. When I say gig travelers, these are the travelers at generation Z and millennial, who are the influencers who are making the decisions for the travel.

Prasad Gundumogula:

And their needs and requirements are very different. Their needs are on the travel experiences and the personalized content, the curated content, and they work in mobile, social and conversational commerce mode. And none of the systems out there today are supporting and, you know, giving the platform for these gig travelers. That's where that VCA value. And we are placing our marketplace to satisfy the needs of these gig travelers.

Prasad Gundumogula:

In addition to the macro trends and the gig travelers side of it. But there are big trends happening in the channels through which that we are reaching out to these travelers, the channels such as travel affiliates, the travel agents market is transforming into the gig economy workers, the part-time workers, and the home based agent, the influencers with millions of followers. So it's all transforming into that. And SMEs corporate, the managed travel is moving into a self-service travel with a cost sensitive, you know, work from home return to travel scenarios, and also the member based travel. That's how that it is trending towards. The value savvy customers, moving from generic broadcasted distribution to very personalized, curated content and the omnichannel and subscription services.

Prasad Gundumogula:

So how we are different from the market? We are different from the market with a 3D marketplace. So the current players are offering their travel services through a two-dimensional marketplace. So they connect with the suppliers and they, you know, distribute to the consumers. It works in the two-dimensional mode. We are introducing a new dimension to this marketplace through a crowd based service platform and operating with the gig travel workers. The content is curated by these gig travelers and the services with their local expertise is being offered, you know, by this, you know, crowdsourced gi travelers, gig workers.

Prasad Gundumogula:

On the channels and distribution side of it. We are not spending millions and millions of dollars just to go and acquire the travelers. We are going through a very specific close user group setup. We are reaching to the travelers through close user groups, such as the gig networks and, you know, SMES, the membership organizations, you know, the influencer networks. So we are reaching to the consumers through these close user groups. Because we are offering our solutions to these close user group setup, the content that we get access to is also very special. It's not just a public content. We have this very exclusive private content being offered these suppliers to manage their inventory within these close user groups.

Prasad Gundumogula:

On top of this private content, we actually worked on the user generated, crowdsourced content, which is very unique in the market, which is being offered by this threat third dimensions that we are reducing. To give you little bit background about our business. We started 2011 and we acquired few companies by 2015, we achieved 25 million of revenue. That's when we launched our technology platform for the first time. Between 2015 and 2019, we have grown substantially at a 40% CAGR and with all of our acquisitions happen in 19 and 20, if you consider that our CAGR is over 62%.

Prasad Gundumogula:

Most importantly, our market share is expanded from 1.9% to 4.6%. With, you know, 2.4 times, you know, growth within this period. To just give you some details about the revenue streams. So historically, and traditionally, our revenue streams are primarily from the customer markups and the suppliers' commissions. However, in the last few years, we have expanded our revenue streams into ancillaries, the FinTech platform, subscription revenues, which is very sticky and it increased our revenue per ticket dynamics substantially. We moved from $30 per transaction to $50 per transaction during this period. With the introduction of this new revenue streams, which we feel that this is going to add a huge value in the future scenarios. The second [inaudible] of growth for Mondee is [inaudible] platform. As I said, we have acquired 14 companies so far, And of these 14 companies, we plug it into our platform and got three to four X return.

Prasad Gundumogula:

And, you know, we acquired these companies with the focus into the content, the technology and distribution areas that added value to the overall vision of Mondee. Continuing with the success of the [inaudible] platform, we have this robust pipeline of the potential strategic targets. So we are, you know, working with some 12 targets here, adding an additional 225 million dollars of revenue and a 45 million dollars of EBITDA. By The way, none of these numbers are added in the actual base case what we have given to the market, this is just pure, additional revenue beyond what we have offered. In order to achieve this growth in order to, you know, execute our plans, both organically inorganically, we think that public vehicle is the right way to go. We needed the access to the capital to execute this timely, you know,

Prasad Gundumogula:

... needs and the requirements out there in the market, especially in the M&A sector. So, we would like to continue with our plans by going to public. We came across ITHAX Acquisition Corp. as our partner. They have experience in travel sector and their contribution to our business now and in the future, we feel that I think it'll accelerate our plans to achieve our organic and inorganic plans. With that, I would like to introduce Orestes to talk about the transaction and the details of transaction.

Orestes Fintiklis (ITHAX):

Thank you, Prasad. Thank you very much. So, just a few points on ourselves before we go on the transaction. The sponsors of ITHAX Acquisition Corp. are the founders of a private equity fund, [inaudible] Capital, which is dedicated to travel and hospitality, and then AXIA Ventures, a boutique investment bank that has transacted a lot in this space as well. So, the first point here is that we are experts in this particular field within which we are completing this transaction. The second point is that we are mostly value private equity investors. So, we saw the spark as a one-off opportunity. The reason for that is that during the pandemic, we had identified an arbitrage in valuations between public and private companies. So, if you look into the public domain, you could see the main players there, even the traditional players or hotel operators, et cetera, they were all trading at historical highs, despite a very significant adjustment to the [inaudible], which is induced by the pandemic.

Orestes Fintiklis:

In the private space, you could see transactions at significant discounts. This created a very natural arbitrage that we set out to take advantage of by raising ITHAX, and this acquisition is very much in line within this strategy. So, the transaction is very simple. We are valuing the company at 10 and a half times 2023 EBITDA, which is unique in the sense that very few of the SPAC transactions that you see are based on EBITDA multiples. I will just highlight two points here. The first one is that we raised our PIPE in December, a very, very challenging environment, as you know, for raising new PIPEs. We did that without offering any discounts, without offering any structured products, we have a PIPE at $10 from an array of both finance and also industry names.

Orestes Fintiklis:

The second point is that no money is going out of the transaction. Mondee is a cash flow positive company, so the additional injection of liquidity is going mostly towards M&A to execute a very accretive strategy, is very simple, really, we're bringing the company to market at 10 times EBITDA. We have targets identified at six to eight times EBITDA. We think we're going to trade 15, 16, 17 times EBITDA. So, it's a pure accretive M&A strategy, which is more the private equity model. And then just the conversion of the multiples as the market normalizes. This is the management team. The resumes speak for themselves is seasoned entrepreneurs with experience in both travel and technology that most importantly are aligned to execute the vision because they are the largest shareholders of the company, and nobody's exiting as part of this transaction. In terms of our valuation, again, we value this more like a private equity transaction value play, not the hyperbole that you may have seen in the markets recently.

Orestes Fintiklis:

What do I mean by that? Apart from the fact that we value the company based on 2023 EBITDA multiples, we only made effectively two assumptions to construct the 2023 EBITDA based on which valuation was made. So, the first transaction is that travel will recover in 2023 to the 2019 levels. So, this is in line with the industry consensus, but particularly for this company is very, very conservative because the exposure of the Mondee distribution networks is mostly to leisure travel, which is expected to recover much faster than business travel. So, 2023 is a very, very conservative timing. The second assumption we made is that the revenue per transaction would increase from $31 in 2019 in to $42.6 in 2023, and this was as a result of the diversification of the revenue streams that Prasad mentioned away from just the supplier economics and customer markups to more sticky revenues, such as FinTech and Sure-Tech, MarTech, et cetera.

Orestes Fintiklis:

Now, this transformation has been much speedier than what we anticipated. We underwrote based on a $42.60 revenue per ticket in 2023. Instead, in 2021, we already eclipsed that target by 20% to reach $52 per transaction. So, effectively the only assumption that we made was an assumption is no longer an assumption, is a fact that we have already exceeded by 20%, two years earlier than the target that we convey to the markets. Now here, you see why this 80 million underrated case of EBITDA, you see on the left-hand-side we underwrote the transaction based on an 80 million 2023 EBITDA. Why this is so conservative? The first one is that it's based on a $42 per ticket. We know that we are already at $50 per ticket. So, this is adding another 35 million to EBITDA, plus I'd show to you how every few years this transformative company is doubling or tripling its market share.

Orestes Fintiklis:

When we underwrote the case, we assumed that the company would have no growth in market share until 2023. So, if you add some moderate growth in market share there you get additional EBITDA in the region of 20 to 30 million. We have new subscription products that we'll speak about later on that we didn't even include in the underwriting because they were only launched in the second half of 2021. Those products already have tens of millions of users. We didn't assign any value to those. If you add a very conservative estimate there, you are adding another 20, 30 million of EBITDA. And then, of course, we haven't included the M&A strategy. So, we have underwrote based on an 80 million, worst-case scenario, if you add all this levers, you are talking on a more blue sky scenario, over 200 million of 2023 EBITDA. Here is actually the historical financials of the company, and the future projections based on which we underwrote the transaction.

Orestes Fintiklis:

I'll just make two points here. The first point is that in 2020, despite the catastrophic impact of the pandemic that led to a reduction of more than 80% to the revenues of this company, it only lost 12 million of [inaudible] EBITDA, unlike most of the players out there in the marketplace. The second point is that 2021, we underwrote the transaction based on 65 million of net revenues as you can see. We closed the books a few weeks ago. We already exceeded that by more than 40% closing the year with more than 90 million of net revenues, which is clear over performance, which we anticipate is going to continue in the foreseeable future as we pride our story in the public markets. Now, in terms of our comp set, Prasad explained how we are an Uber-like platform, and how we have subscription-based Netflix type of products.

Orestes Fintiklis:

We could have come here and showed you Netflix and Uber as the comps, and then we'll be talking about billions of valuation. Instead, we have grounded our underwriting in reality, by using the incumbents. The incumbents are the traditional online travel agents, Expedia and Booking, the GDSs, Amadeus and Saber. And then we added the only listed travel management company at the time, CTM, as our comp set. This is one of the most important slides for the value investor. You look at our comp set, let's start from the bottom part. You see the CAGR, the growth, the revenue growth. Our comp set is growing seven, 10, 13% year-on-year. In the same period, we grew 40%. So, five or six or seven times faster than the comp set that we have used to underwrite the transaction. Then going to the top part of the slide, you can see that we are coming to market at an 11 times EBITDA minus CAPEX.

Orestes Fintiklis:

We think it's more relevant metric than just EBITDA because some of the players have a higher or lower CAPEX. So adjusting for CAPEX, we are using an 11 times multiple. Now the comp set, which is growing five, six, seven times slower is now trading between 14 and 21 times that metric. So, when we underwrote the case and raised the PIPE, it was a 30% discount to the comp set. There has been a rally since then in the travel market, since the end of the year, is one of the very few trades that has worked. Now, we're almost at 50% discount to a comp set that is growing five or six or seven times slower.

Orestes Fintiklis:

Last but not the least, if you take the entire travel market to be an indication of value beyond travel marketplaces and beyond travel technology companies, take for example, hotels. The average hotel operator now is trading 15 times EBITDA. The average hotel operator is three times levered, and also is growing 4%. We are bringing you to market a cash flow positive, high-growth company, growing 10 times faster than, for example, the average hotel operator, at an almost 50% discount.

Orestes Fintiklis:

So, this is the value proposition that makes Mondee not just the most exciting story in travel tech out there, but the best risk adjusted trade for somebody who wants to take a position on the recovery of the travel market. So, to summarize, we are excited about this opportunity for at least four reasons. First, it's a highly disruptive business model. It has already proven itself by disrupting a corner of this 1 trillion market. Now, it's predictably going beyond the wholesaler fried market to disrupt the hotel, car, cruiser space and going in distributions beyond the original travel affiliates to capture gig agents, the influencer communities, small

Orestes Fintiklis:

... small and medium enterprises, et cetera. Number two, in addition to being a disruptive high-growth story, it's clearly a value play with an established profitability of almost 50 million EBITA historically and more than three billion of transaction volume, which mitigates the risk of investing in a typical high-growth scenario. Number three, you have an creative, compelling M&A strategy. Even if you don't believe anything of what I said until now, we are giving us the money at 10 times EBITA, we're turning around and investing it at six to eight times EBITA. Simple math, right? And number four, all this in a very compelling valuation, which is almost 50% discount to a comp set that is growing at a fraction of Mondee. So, all this together make this a really, really compelling investment opportunity. We're open for questions.

Carina Bartozzi:

Actually, if I may start with some questions Prasad. You mentioned earlier that you have a different product offering to your competitors? Could you please elaborate what makes you different from your competitors and what do you do that they cannot replicate exactly?

Prasad Gundumogula:

Sure. So, to start with, the technology platform is our differentiator. We have a Uber-like technology platform, both to the gig travelers and the gig workers, the agents, and the crowdsourced workers. As I mentioned, the three-dimensional marketplace is the differentiator here. So, we are adding a new dimension of this crowdsourced platform providing this services, the localized and personalized services, as well as the curator content. That's a big difference in our platform compared with others. And also, we are not focusing on the entire network of travelers. We are focusing on the closed user groups. So, our focus to offer distribution and channels are very unique and is a huge market out there, which is very underserved. We think that we can take that market using our platform. And, the content, we have this exclusive content, that we can offer to these closed user groups, which is very private. And, also we have this crowdsourced and user generated content provided by these gig workers. And, that creates a very differentiating factor from our side to whatever is there available in the market.

Carina Bartozzi:

Would you mind just elaborating what exclusive content means?

Prasad Gundumogula:

So, exclusive content meaning, because that we are not offering to the general public and hence that it's more than just a public content. It is the value content provided by the suppliers to a specific channel of users and to make it exclusive and make it unique.

Orestes Fintiklis:

To add to that, just to clarify a bit that question. So, the way that the industry works is that the suppliers traditionally, they should have bought the hotels and the airlines, is excess capacity. So, even at the peak of the market in 2019 for international flights, there was a 30% excess capacity. Now, as part of the revenue management, the airlines and the hotels they have to push the success capacity and they're willing to do that discount. Now, if they give that discount to the Expedias of this world, then they will be cannibalizing their own sales channel because the same customer that americanairlines.com is targeting, expedia.com targeting.

Orestes Fintiklis:

So, the airlines are looking for an alternative channel to sell their inventory and they're willing to discount it, but that channel has to be one that is not competing with the broadcasting, access to the whole world channels. And, this is where Mondee comes. It offers a channel which allows the airline to access consumers that they cannot access directly on their own websites because Mondee is targeting the consumer, but not directly, through closed groups. Closed groups could be gig economy workers, crowdsource agents, traditional travel agents, small, medium-sized enterprises, membership organizations. So, this unique angle is allowing Mondee to have access to deeply discounted content without taking the risk. So, Mondee not buying this flights, it's just acting as a marketplace but, instead of being the traditional OTA marketplace, it's an alternative value content marketplace through specific closed groups.

Prasad Gundumogula:

And, the user generated content, right, on top of that. If you are traveling, you're taking a trip, what places that you want to visit? Hey, if I'm going there, can I buy some events and how can I get the travel experience? All this content is curated by our crowdsourced gig economy workers, and that they add this content to our platform to be provided to our end customers.

Carina Bartozzi:

And, on this slide, it looks like Mondee is a holding company with lots of different platforms. Could you a little bit talk about the different platforms and who they specifically target? And, what kind of user groups have access to them?

Prasad Gundumogula:

Sure. So, at a macro level, it's a three-dimensional marketplace, but when you get into the details, so we have different products offering different services to different verticals of the travel industry.

Prasad Gundumogula:

For example, TripPro is our gig product to provide it to the travel workers, the part-time and gig workers. And it has, it's an Uber-like platform. It has, like Uber has drivers app and travelers app, it has the agents app and the travelers app. And, that works seamlessly using the Conversational Commerce Platforms to bring that curator content to the travelers when they need it. And we have, by the way, we have more than 50,000 customers, the gig economy and travel affiliates, using the platform and making millions of transactions.

Prasad Gundumogula:

And, on the other side, the TripPlanet is a subscription-based product offered to the small to medium businesses and the closed user groups, such as, the membership organizations and all, in a subscription setup. So, we launched this product in 2021, summer of 2021, and we got access to more than four million users by end of the year. And, it's growing very rapidly. And, we are getting into millions of users every month and that it's adding up.

Prasad Gundumogula:

And, on the Rocketrip is another product of ours. The Rocketrip offers to the cost-saving platforms and the travel spending for the large organizations, such as, Twitter, BMW, ServiceNow and all, which is very disrupting and it's adding the value by changing the user's behavior and bringing the savings for the organizations, for the corporations, as well as by giving a share to the travelers for the change of the user behavior.

Prasad Gundumogula:

And, as far as the unPub is concerned, that's another product of ours, which is purely a subscription-based product, such as Netflix in the travel. So, we subscribe to the end consumers and they get the benefits of the packages and the [inaudible] and all that comes with it, and it creates the value for them and to the organization. And, it qualifies for the closed user group setup that we are talking about.

Carina Bartozzi:

Thank you very much. We talked a little bit about organic and M&A growth earlier in one of the slides, where do you see most of your growth coming from? And, if it is through M&A, what type of assets are you looking to acquire?

Prasad Gundumogula:

So, for us, the growth is growth. It's coming with the two in engines, the organic and inorganic. So, the first engine is the organic engine where that we are expanding geographically. We are a North America based company. Now, we are expanding geographically into Europe and Asia and other areas. And, we are expanding the product level also. So, we are more on the air and hotel side of it. Now, we are moving into cruises, the tours, and, other the user-generated activities, right? That's one area of expansion. At the same time, the second engine is the M&A. So, we are achieving this growth and fulfilling our plans, right? With the strategic acquisitions, we are looking in the content distribution, geographical targets that we have in these areas and we are plugging them into this whole ecosystem to create the value and to generate this growth.

Carina Bartozzi:

So, for example, in the past, you mentioned you did some M&A, and you bought up the smaller wholesalers. What type of M&A specifically? Can you give a few examples of the type of companies that you would look to acquire?

Prasad Gundumogula:

Sure. So, we acquired companies like CTS, CNH. These are the travel wholesalers. You may not hear the names of this, but they are the ones which has been providing this wholesale transaction to the retailers. That's one set of companies that we acquired. And, we acquired Rocketrip, which is a corporate side of it for the cost saving platform, we acquired Rocketrip. And, we have various brands that we acquired in the content and distribution side of it, as well as focusing on different verticals of travel.

Orestes Fintiklis:

And, to add to the question that Carina asked about the future M&A, I mean, Mondee now, through organically and through M&A has become the leader in wholesaler sales to travel affiliates when it comes to air. So, as part of our M&A strategy, we are looking to very predictably add content,

Orestes Fintiklis:

Disrupt, hotel, cruises, car rentals on the content side of the business. And then on the distribution side, our M&A is going to help us go beyond travel affiliates and enhance our presence in small and medium size enterprises and other membership organizations. So we are using effectively the M&A to complement the organic growth and accelerate a company that is already growing at a very, very fast pace.

Carina Bartozzi:

Thank you so much, Orestes. And just to address the elephant in the room, COVID must have had a big impact on your business in 2020. And you were talking on one of the slides that you are exceeding your projections and that your recovery is going well. Could you tell me more about what happened during COVID to your business and if you took advantage of the situation in any way through M&A or other ways and what you're looking to achieve in this post-COVID world?

Prasad Gundumogula:

Sure. Of course, the COVID-19 has a lot of negative effects. But there are certain things that we have done right during this-COVID 19 around time period. We have done seven acquisitions with a very good pricing, and those acquisitions are really strategic in its nature. And that adds value to our overall plans in the future, so which is one big undertaking and we have successfully completed and integrated of those companies. Then we walked on our revenue stream expansion, of our revenue streams. So as I mentioned, historically, we are making money on the customer markups and supplier economics. And we added this, the fintech solutions, and we added these ancillaries, subscription-based solutions, and all, which increased our revenue streams and expand the revenue streams to a different level. So it's all happened during the COVID-19, and a little bit before to that, the trend started, but it's being accelerated during this period.

Prasad Gundumogula:

And then we focused on building the technology platform. So, like I said, the Uber-like technology platform, we expanded that to make the three-dimensional marketplace complete that is set for the current and the future needs of the travel, which is going to make the disruption in the market. And of course, the fourth one is that we deployed the technologies to automate these functions and which gives us a very cost-effective solutions for our growth, even though scale is going to happen big wave because that we have this cost-efficient solutions and technologies that we placed. It totally support the overall infrastructure.

Orestes Fintiklis:

And Karina, another thing that happened, COVID acted as a catalyst to accelerate certain trends that we're already seeing in the market. For example, the travel affiliate market, where we operate, was already very fragmented. What happened with COVID, it became even more fragmented. So to give you a typical example, the typical travel agent before COVID was working in an office setup within a group of 20, 40, 50 other agents. What we saw even before COVID, with the shift in the sharing economy, many people chose to become home-based agents, etc., which a trend that was accelerated by COVID again because many were laid off and many, as a lifestyle choice, they chose to become independent practitioners working from home. And now what is happening, the next evolution in the transformation of this market is with the influencer community, right?

Orestes Fintiklis:

So Prasad keeps emphasizing this crowdsourced gig worker, right? So who is this crowdsourced gig worker, right? So now you have millions of influencers on social media, chefs, bloggers, models, name it, housewives, that they have hundreds of thousands or millions of followers. And they are looking for ways to monetize these followers. The obvious way for them to monetize is to sell travel because travel is the most picture-perfect element in the equation, right? You're going on Instagram, people post beauty pictures of them in beautiful places. Now imagine if the influencer had a platform just like Uber, right, that they could sell hotels, flights, etc. to all their followers. So this is the 3D Uber-like platform that [Mundi] has been working in the last three, four years, and which is launched now at the perfect time of the cycle to capture this evolving market and effectively, just like Uber, turn millions of peoples, millions of unsuspected people into drivers. This platform is going turn millions of basically influencers into sellers of travel, transforming what we define as the affiliate market.

Carina Bartozzi:

Thank you. And I think this last question is probably for Orestes, for you. The market is talking about that there's going to be a travel recovery. Leisure and business will lag a little bit but also recover. From your perspective and you targeting Mundi, why do you think Mundi is best positioned for this travel recovery play versus its competitors or concept?

Orestes Fintiklis:

Yes. So basically, I mean, as you all know, one of the very few... I mean, the stock market have been going down, even before there is an events in Europe. One of the very few traits that has been working is the travel recover play, right? Even from the December, you've seen a 15, 20% rally in most of the across travel stock. So most of the investors now are looking for a way to take advantage of this travel recovery play. So you have two options. You can either try to play it safe, so you can go with one of the household names, right, that have established business, a proven business model, but who are growing very, very slowly, 6%, 7%, 9%, right? Or you can go with these extremely high growth businesses that are kind of sprouting everywhere that have explosive profitability, and not profitably, explosive growth but have no positive cash flows, have no profitability. Some of them are [inaudible], or some of them have the substantial revenues but no profitability.

Orestes Fintiklis:

So these are the two ways that most of the investors are trying to play the travel recovery. Mundi is unique because now you have a company that not only is growing 40% organically and is, by the way, it's going to accelerate now with these trends, [inaudible 00:06:16 ] and the new products, but which is also very secure because it's an existing business model that is proven and has historical profitability. So to us, this is the most exciting story out there in travel tech because you have a name that is an existing, proven business model with historical profitability and explosive growth. And on top of that, you have to layer an M&A strategy, which to me, as a private equity investor, is kind of very, very obvious at this point in the cycle. You have dozens of travel companies that have been shocked by this one-in=life event, and they're still trying to recover.

Orestes Fintiklis:

So you have a bunch of names out there that we can pick up at very, very low, even the multiples lower than what we're bringing Mundi to market. And then supercharge them by plugging them into this very unique ecosystem that is transforming the entire phase of the travel industry, as we know. So to us, this is the name to invest if you are looking to take a position on the recovery of the travel market.

Carina Bartozzi:

Well, thank you very much, and we're out of time, I believe. But this has been very insightful and informational, and we wish you good luck on your journey to becoming a public company soon.

Prasad Gundumogula:

Thank you so much.

Orestes Fintiklis:

Thank you.

Carina Bartozzi:

Thank you.

Orestes Fintiklis:

Thank you, guys.

Legend Information

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4, which includes a prospectus/proxy statement of ITHAX, expected to be filed relating to the business combination. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX will file a registration statement on Form S-4 with the SEC, which draft will include a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K, which will be filed by ITHAX with the SEC and will also be available at www.sec.gov. In connection with the proposed business combination, ITHAX will file a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

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